SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

Investors Presentation Sale of Brasilcel and strategic partnership with Oi 28 July 2010

Important notice This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Agenda Sale of Brasilcel Strategic partnership with Oi

Highlights of revised offer for Vivo Euro 7,150 million Option A: single payment Option B: 1/3 payment on closing (Euro 2,383 million) put rights minimum 5% return on balance transitional arrangements – services, governance and sale of Dedic PT Call on 10% held by TEF Euro 7,500 million Euro 4,500 million upon closing Euro 1,000 million on 30 December 2010 Euro 2,000 million on 31 October 2011 Transitional arrangements – Services and sale of Dedic Industrial partnership agreement with TEF No call over PT stock held by Telefónica Revised terms Offer of 29 June Offer of 28 July

Telefónica's views on Vivo PT’s board response (1) (2) Based on article from Wall Street Journal online 17 May 2010 Based on article from Financial Times, 10 July 2007 1 June “Request a Shareholder’s Meeting so that PT’s Shareholders may come to a decision on the offer” “The offer does not reflect the strategic value of this asset for Telefónica” 28 July “Board unanimously voted in favour of the agreement with Telefónica for the sale of its interest of 50% in Brasilcel” BUT Highlights of revised offer for Vivo Increased offer value Euro billion 1.9 3.0 6.5 7.5 7.15 5.7 -2006- -2007- -May 2010- -1 June 2010- -29 June 2010- -July 2010- (1) (2)

Highlights of revised offer for Vivo Implied EV/EBITDA Multiple 5.7 6.5 7.15 7.50 EV/EBITDA CY+1 Transaction Details 6.3x Oi Acquisition The offer valuation outperformed most major telecom transactions Source: companies release, broker estimates. Note: Vivo offers implied multiples based on consensus EBITDA 2011E of R$5.8 billion, reported Q1 2010 Net Debt of R$3.9 billion and spot exchange rate as of date of each offer Euro billion 5.9x 7.4x 7.7x 7.9x 8.1x 8.2x 9.1x 9.1x 9.2x 9.8x 10.6x Bellsouth/TEF Bharti/Zain Alltel/Verizon O2/TEF Amena/FT 06-May-10 1-Jun-10 GVT Investcom/MTN 30-Jun-10 27-Jul-10 EV/EBITDA Ann. Date Target Acquiror Deal Value €m FY FY+1 Feb-10 Zain Africa BV Bharti Airtel Limited 7,862 9.2x 7.4x Nov-09 GVT Vivendi 2,888 11.8x 9.1x Jun-08 Alltel Verizon Wireless 18,086 8.3x 7.7x May-06 Investcom MTN 4,370 13.4x 9.2x Oct-05 O2 Telefonica 26,019 9.0x 7.9x Mar-04 BellSouth Telefonica 7,228 6.4x 5.9x Sep-03 Orange France Telecom 6,559 8.0x 7.4x Average 9.4x 7.8x

Negotiations scheduled to start in January 2011 Joint R&D centre in Portugal Procurement Technology and operations Know-how and best practice exchange Benchmarking Joint development of business model for telco of the future Industrial partnership with Telefónica Scope of Partnership The alliance would cover nearly 300 million fixed telephony, wireless and broadband customers in Europe, the Americas, and Africa The scale and best practice benefits of the alliance are in line with PT’s commitment to provide best in class propositions to both its customers and shareholders alike improved service offering to the customers significant synergies generation, and shareholders’ return maximisation Price negotiations / bargaining power Access to supplier technology roadmaps Strategic partnership status with key industry players Accelerated product development cycle Development of own-label consumer products Strategic & Financial Benefits Highlights of revised offer for Vivo

Highlights of Revised offer for Vivo

Vivo 2Q10 Results - Market leader and strong cash flow generation

- **Comprehensive turnaround plan** (e.g., change for GSM technology, brand repositioning)
- **Nationwide coverage with the acquisition of Telemig and Northeast licenses**
- **Launch of promotion campaigns and the rise of voice and data penetration**

42.8% share of net adds in 1Q10

Customers
Million



29.3%
33.7%
Market share of net adds
19.6%
46.8
56.0
2Q09
2Q10

Revenue growth underpinned by strong data services

Revenues
R$ million. IFRS



9.8%
4,009
4,402
2Q09
2Q10

Higher efficiency and scale driving profitability

EBITDA and EBITDA margin
R$ million. IFRS. %



+11%
1,214
1,343
30.3
30.5
+0.2pp
2Q09
2Q10

Significant and sustained cash flow generation

EBITDA minus CAPEX
R$ million. IFRS



37.9%
619
854
2Q09
2Q10

Vivo's performance is evidence of PT's ability to create value through strong partnerships

PORTUGAL TELECOM July, 2010 7

Vivo’s transaction conclusions Leave Vivo on track with good operational performance Crystallise full strategic value of asset Value enhancing transaction

Agenda Sale of Brasilcel Strategic partnership with Oi

Oi overview Source: Oi Corporate Presentation and 1Q10 Results Presentation Note: 1. Includes the consolidation of Brasil Telecom (Brt) acquired in 2008 Brazilian Coverage Mobile(1) Wireline(1) Broadband(1) Pay-TV(1) Largest telecom company in Brazil, with more than 62 million customers, and a clear leader in fixed to mobile convergence RR AP BA AM AC RS SC PR SP RJ ES MG TO GO DF MS MT PA RO MA PI CE RN PB PE AL SE Mobile & Wireline Mobile Million Subs Net Revenues 29.9 29.9 Gross Revenues Wireline Mobile Other EBITDA Net Income Capex 2008 44.0 35.3 8.5 0.2 10.2 1.5 7.3 2009 45.7 35.6 9.9 0.2 9.9 (0.6) 5.1 Financial Highlights(1) R$ billion EBITDA - Capex 2.9 4.8 7.5 1Q ‘10 11.5 8.8 2.6 0.1 2.5 0.5 0.4 2.2

Brazilian telecom landscape Competitive landscape – Oi market share vs main competitors (1) Wireline Broadband Pay-TV Mobile Total Subs 51% 36% 4% 20% 62.3M Telefonica + Vivo 27% 24% 6% 30% 68.4M Claro + Embratel + Net 15% 25% 51% 25% 60.0M TIM - - - 24% 42.4M GVT 4% 6% - - 2.3M Net Revenues (2) EBITDA Margin (2) Source: Teleco, Company Filings Notes: 1. As of March 2010 2. Data as of 2009YE Transaction gives access to Oi’s nationwide (ex SP) offering of fixed and mobile telephony

F2M convergence in the Brazilian market In recent years the Brazilian market has been shifting from wireline to wireless segment, both in terms of subscribers and traffic, as well as in revenues generated However, fixed line operators still hold the upper hand in segments such as broadband as a result of superior quality and competitive prices Moreover, convergence is playing a role in the evolution of the market, with bundled offers responsible for increased penetration of wireline in Brazil over the last years Accesses/100 H R$ Billion December 2009 Wireline Mobile Wireline Mobile % Mobile Service Penetration – Wireline & Mobile Service Penetration – Broadband Accesses/100 H Wireline & Mobile Market Revenues Evolution Revenues Market Share Source: Anatel, Teleco. 22% 18% 23% 21% 40% 43% 55% 53% 93% 131% 115% 97% 126% 79% 91% 150% USA UK Spain Portugal Chile Argentina Mexico Brazil 33% 30% 21% 18% 10% 11% 9% 6% USA UK Spain Portugal Chile Argentina Mexico Brazil Other 2% Oi 32% Tim + Intelig 12% Claro + Net + Embratel 22% Telefónica + Vivo 32% 52 58 64 69 70 71 75 77 70 69 60 52 45 35 28 22 47% 48% 46% 43% 39% 35% 33% 30% 2002 2003 2004 2005 2006 2007 2008 2009

PT has a strong track record on strategic partnerships Extensive expertise in fixed-mobile convergence Successful track record in the Brazilian mobile market Experience of leadership in mobile broadband, evidenced by superior mobile margins Unique expertise on pay-TV Competitive offering of bundled services on top of fixed-line infrastructure Track record of cost efficiencies and back-office integration Best-in-class technological and innovation skills recognized by key telecom players worldwide Extensive Know-How Growth Opportunities Oi’s fixed line network development through the offering of innovative triple play services New cable law in Brazil should enable IPTV deployment across Oi’s network which can be leveraged on PT’s recent success with Meo Possibility to explore synergies between Oi and PT’s international operations Leverage off the leading Portuguese-speaking telecom in the international markets, particularly in Africa Financial Strength Oi has strong cash-flow generation Additional cash from transaction will allow Oi to invest in growth opportunities with confidence

Transaction structure

R$ billion	Maximum Disbursement	Description
TmarPart + Other Assets	4.7	• Acquisition of a minority 35% stake in TmarPart shareholders AG and LF, which also hold significant financial assets • PT to sign a Shareholders Agreement with both AG and LF obtaining important rights • Acquisition of a direct 10% stake in TmarPart • Call for a capital increase of R$4.2 billion in TmarPart • PT to subscribe to the existing TmarPart Shareholders Agreement
TNLP	2.0	• Call for a capital increase in TNLP at market price amounting to R$12.0 billion: – TmarPart to subscribe proportionally to its shareholding – PT: up to R$2.0 billion, limited to remaining unsubscribed shares
Telemar	1.7	• Call for a capital increase in TMAR at market price amounting to R$12.0 billion: – TNLP to subscribe proportionally to its shareholding – PT: up to R$1.7 billion, limited to remaining unsubscribed shares • Telemar will look to acquire a stake up to 10% in PT
Total	8.4	• **Acquisition of a total economic interest of at least 22.38% in TMAR, corresponding to a maximum investment of R$8.4 billion** — **EBITDA multiple of 6.3x**

- Transaction completion is subject to PT holding a direct and indirect interest in TMAR of at least 22.38% for a total maximum consideration of R$8.4 billion
- More than 2/3 of PT's cash out is estimated to be invested in Oi's growth through capital increases at different levels

PORTUGAL TELECOM July, 2010 14

Oi shareholding structure (post-transaction) PT Direct Stake: 10% PT Indirect Stake: 14% 24% Economic Stake: 22.38% Telemar Participações S.A. (TmarPart) 10% AG Telecom 19.3%(1) L.F. Tel 19.3%(1) 35% 35% BNDESPar 16.8% Previ Funcef 23.1% Petros Telemar Norte Leste S.A. (TMAR) Tele Norte Leste Participações S.A. (TNL) 90% to be determined F. Atlântico 11.5% Controlling Shareholders 50.1% to be determined (1) (1) Note: 1. AG e LF hold direct stakes in TNL equivalent to 0.6 million ON stocks and 11.4 million PN stocks (0.5% of total ON, 4.5% of total PN, corresponding to 3.1% of total capital prior to dilution in capital increase)

Corporate Governance Highlights PT to become a strategic partner of Oi Shareholders agreement to be established at AG / LF level PT will have significant veto rights and will be in a position to make an important strategic contribution Rights attributed to PT will enable it to proportionally consolidate TmarPart (24%) TmarPart Shareholders Agreement PT will have same rights as remaining partners at TmarPart level PT will be entitled to nominate executives at TmarPart and TNLP Board Two members of the Board of TmarPart (one alternate) and one Director Two members of the Board of TNLP PT will participate in the nomination process of the CEO of Oi, observing existing shareholders’ agreement of Telemar Participações TNLP and TmarPart will establish important strategic, financial, technology & innovation and services committees in order to enable both PT and TMAR to benefit from best practices, synergies and decide on strategic operational issues

Timeline & precedent conditions

Preliminary Agreement	SPA Negotiation	Signing	Filing	Closing
28 July 2010	*T_0 = Up to 31/10*	*T_{0+60}*	*T_{0+95}*	*T_{0+155}*
• Signing of MoU • Press release and public announcement	• Perform due diligence • SPA and SHA negotiations • Filing with Anatel and with CADE	• Anatel approval • Signing of SPA • Signing of SHA	• Filing of the documents related with the share capital increase to be performed in AG, LF, TmarPart, TNL and TMAR	• Closing at AG, LF and TmarPart; subscription of share capital increases at TNLP and TMAR

Precedent Conditions for Completion

- Sale of PT's stake in Vivo
- PT having secured at least a 22.38% stake at TMAR at not more than R$8.4 billion
- PT having secured adequate governance rights on shareholders' agreement to be signed with AG and LF
- Regulatory approvals
- Satisfactory due diligence on AG, LF and TmarPart

PORTUGAL TELECOM July, 2010 17

Revenues Pro-Forma 2009 financial highlights Swapping Vivo for Oi, enables PT to monetise value while maintaining a significant exposure to the growing Brazilian market PT Note: FX EUR/ BRL of 2.7674 based on PT’s annual accounts for 2009 average. Source: PT Information, Telemar Company Filings 1. Assumes consolidation of 23.53% of Telemar Part. Pro-forma information on PT+Oi based on available financial information of Oi under BRGAAP. 2. Net income adjusted for after-tax interest impact of net funds post-transaction. Average cost of debt based on PT’s business plan 3. Assumes all remaining cash proceeds from Vivo sale after the acquisition will remain in PT Euro Million EBITDA Capex Net Debt Net Debt/ EBITDA EBITDA Margin (Pct) Vivo PT excl. Vivo Oi contribution to PT (1) PT Post Transaction(1) Post transaction PT will have similar scale and a stronger balance sheet 6,785 3,080 3,705 2,535 6,240 2,502 947 1,555 844 2,399 37% 31% 42% 33% 38% 1,268 421 847 434 1,263 5,528 699 -2,671 1,077 2,184 2.2x 0.7x -1.7x 1.3x 0.9x (3) (3)

Financial rationale Transaction enables PT to maintain its scale and scope PT’s experience in managing fixed and mobile assets, together with Oi’s strong capabilities will lead to enhanced operational performance Transaction will strengthen PT financials Margin enhancement on EBITDA level following deconsolidation of Vivo Sales proceeds allow for significant deleveraging and improvement of current credit ratings Pro-forma EPS accretion of 19% for 2010 and 6% for 2011 based on broker consensus for PT and Oi Strong FCF and dividend payout at Oi should support healthy dividend stream to PT

PT maintains its exposure to high growth Brazilian market, which is strategic to PT, playing an active role in the leading integrated Brazilian player Transaction enables PT to maintain its scale and scope and secure access to technology, innovation and R&D, enabling it to continue to invest in new technologies and services across its core geographies Transaction Structure set for TMAR to be able to strengthen its balance sheet in order to pursue growth opportunities Transaction will be EPS and FCF accretive in 2010 and 2011 Anticipated cash flow generation at TMAR will reduce the consolidated indebtedness levels at PT How will the proposed transaction benefit PT’s Shareholders? Creates the leading Portuguese-speaking telecommunications operator with strong cash flow generation and scale to pursue value accretive opportunities both in LatAm and Africa The proposed transaction brings value to PT’s shareholders

Reach 100 million customers at the end of 2011 Oi has more than 62 million clients, bringing the total customers of PT to 83 million Increase the contribution of international revenues to 2/3 of total revenues Oi would have contributed 41% of PT’s total pro-forma revenues in 2009, thus reinforcing PT’s exposure to LatAm and African markets Reinforce our leadership in all markets where we operate Oi is the largest telecom player in Brazil and a clear leader in fixed to mobile convergence Achieve top quartile operational and financial performance among European peers Oi enhances PT’s EBITDA margin and cash flow generation, while sale proceeds increase PT’s financial flexibility Become a reference in sustainability in all the geography where we operate PT is committed to promote the use of “best practices” in the Brazilian market The acquisition of Oi will bring PT closer to fulfil its 5 strategic objectives for 2009-2011 Source: PT Information, Telemar Company Filings

Appendix – Supplementary materials

Telemar shareholding structure (pre-operation)

Current Shareholders Structure


Controlling Shareholders 50.1%
AG Telecom 19.325%
L. F. Tel 19.325%
Fund. Atlântico 11.490%
BNDESPar 16,773%
Previ 12.948%
Funcef 10,095%
Petros 10.044%
Telemar Participações S.A
Free-Float
ON: 46.3%
PN: 100.0%
Total: 82.1%
ON: 53.7%
PN: -
Total: 17.9%
Tele Norte Leste Participações S.A. (TNLP)
Free-Float
ON: 2.6%
PNA: 19.9%
PNB: 100.0%
Total: 12.5%
ON: 97.4%
PNA: 70.1%
PNB: -
Total: 82.0%
ON: -
PNA: 10.0%
PNB: -
Total: 5.5%
Telemar Norte Leste S.A. (TMAR)
Free-Float
ON: 20.4%
PN: 66.7%
Total: 51.8%
ON: 79.6%
PN: 33.3%
Total: 48.2%
100%
100%
100%
BrTO
Oi Mobile
Globenet
Outros
Public Companies

Source Company's disclosed information

Notes

1. Tickers in Bovespa and NYSE: TNE (TNLP4 and TNE); BRTP (BRTP4 and BTP), BRTO (BRTO4 and BTM), TMAR (TMAR5)

Telemar Participações' Main Shareholders

AG Andrade Gutierrez	➢ Founded in 1948, Andrade Gutierrez is one of the largest corporate groups in Latin America, with a footprint in engineering and construction, telecoms, energy and public concessions. Company operates in Brazil, remaining Latin America, Europe, Asia and Africa
La Fonte Group	➢ La Fonte is a group with major interests in the areas of telecom and shopping centers. The Group is controled by the Jereissati family
BNDES	➢ BNDESPAR is the venture capital arm of Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in the support to small, medium and large cap enterprises in Brazil. It supports Brazilian companies as a way to promote economic development, by taking minority equity stakes in these companies for a maximum 5 year period. Moreover, it promotes private investments in infraestructre, develops equity capital markets and incentivizes companies to go public by promoting the liquidity of its shares
Fundação Atlântico	➢ Fundação Atlântico is the pension fund for the employees of Telemar (Oi)
PREVI	➢ Previ is the pension fund for the employees of Banco do Brasil
FUNCEF	➢ Funcef is the pension fund for the employees of Caixa Econômica Federal
PETROS	➢ Petros is the pension fund for the employees of Petrobras

Source Company's disclosed information

PORTUGAL TELECOM July, 2010 23

For further information: Nuno Vieira Investor Relations Director +351 21 500 1701 nuno.t.vieira@telecom.pt www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.